October 16, 2018

Travis Stice
Chief Executive Officer
Diamondback Energy, Inc.
500 West Texas, Suite 1200
Midland, TX 79701

       Re: Diamondback Energy, Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed October 11, 2018
           File No. 333-227328

Dear Mr. Stice:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 4, 2018 letter.

Amendment No. 1 to Registration Statement on Form S-4

Material U.S. Federal Income Tax Consequences of the Merger, page 168

1. We note your revised disclosure in response to prior comment 2. We also note you disclose that Diamondback and Energen intend for the merger to be treated as a
       "reorganization" within the meaning of Section 368(a) of the Code and that it is a condition to the merger that each receive a written opinion from their respective tax counsel to the effect that the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. Please further revise to state each counsel's opinion on whether the transaction will qualify as such a reorganization and remove the implication
 Travis Stice
Diamondback Energy, Inc.
October 16, 2018
Page 2
         that the tax consequences of the merger are uncertain. For guidance, refer to Section III.A of Staff Legal Bulletin No. 19.
       Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Advisor, at (202) 551-3763 with any questions.



FirstName LastNameTravis Stice                                Sincerely,
Comapany NameDiamondback Energy, Inc.
                                                              Division of
Corporation Finance
October 16, 2018 Page 2                                       Office of Natural
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